QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2001	2000	2001	2000
Net (loss) per share—basic and diluted:
Numerator, net (loss)	$(1,180,880)	$(1,244,229)	$(4,911,207)	$(2,698,181)

Denominator, weighted average shares
Outstanding	21,636,012	16,352,615	19,980,898	16,352,615

Net (loss) per share—basic and diluted:
Net (loss) per share	$(0.05)	$(0.08)	$(0.25)	$(0.16)

QuickLinks

  EXHIBIT 11